FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McLaughlin	Gerald	P.		Cimarex Energy Co. (XEC) ("Cimarex")				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	C/O Cimarex Energy Co.				(voluntary)
	707 17th Street, Ste. 3300						10-9-02		Vice President

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Denver	CO	80202-3404						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		10-7-02(1)				A			7,168.1	A	(1)		7,168.1		D

(1)
Acquired pursuant to the merger between Key Production Company, Helmerich & Payne, Inc., Helmerich & Payne Exploration and Production Co., and Mountain Acquisition Co. (the "Merger"). Immediately prior to the Merger, this security was converted into a security of Cimarex subject to the terms of the Cimarex 2002 Stock Incentive Plan. Pursuant to the terms of an employee benefits agreement to which Cimarex is a party, however, the number of shares subject to this award was not determinable until October 7, 2002. As of October 7, 2002, the closing price per share of Cimarex common stock on The New York Stock Exchange was $15.00.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Employee Stock Option (right to buy)		6.512		10-7-02(1)				A			1,720			12-6-02	12-6-05

	Employee Stock Option (right to buy)		7.82		10-7-02(1)				A			5,375			12-2-02	12-2-08

	Employee Stock Option (right to buy)		11.512		10-7-02(1)				A			10,750			(2)	12-1-09

	Employee Stock Option (right to buy)		15.03		10-7-02(1)				A			16,125			(3)	12-6-10

	Employee Stock Option (right to buy)		13.851		10-7-02(1)				A			21,500			(4)	12-5-11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	1,720		(1)		1,720		D

	Common Stock	5,375		(1)		5,375		D

	Common Stock	10,750		(1)		10,750		D

	Common Stock	16,125		(1)		16,125		D

	Common Stock	21,500		(1)		21,500		D

Explanation of Responses:

(1)
Acquired pursuant to the merger between Key Production Company, Helmerich & Payne, Inc., Helmerich & Payne Exploration and Production Co., and Mountain Acquisition Co. (the "Merger"). Immediately prior to the Merger, this security was converted into a security of Cimarex subject to the terms of the Cimarex 2002 Stock Incentive Plan. Pursuant to the terms of an employee benefits agreement to which Cimarex is a party, however, the number of shares subject to this award and the exercise price for such shares was not determinable until October 7, 2002. As of October 7, 2002, the closing price per share of Cimarex common stock on The New York Stock Exchange was $15.00.

(2)
Vests in two equal annual installments beginning 12-1-02.

(3)
Vests in three equal annual installments beginning 12-6-02.

(4)
Vests in four equal annual installments beginning 12-5-02.

	*	October 9, 2002
	**Signature of Reporting Person Gerald P. McLaughlin	Date
*By:	/s/ Michael Cyran Michael Cyran, Attorney in Fact
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002